Filed Pursuant to Rule 433

Registration Statement No. 333-274272

HYATT HOTELS CORPORATION

5.050% SENIOR NOTES DUE 2028

5.750% SENIOR NOTES DUE 2032

PRICING TERM SHEET

DATED MARCH 17, 2025

This term sheet to the preliminary prospectus supplement dated March 17, 2025 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Notes (as defined herein). The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Hyatt Hotels Corporation

Format:	SEC Registered

Trade Date:	March 17, 2025

Settlement Date:	March 26, 2025 (T+7)

Security Ratings:	Baa3 (stable) by Moody’s / BBB- (negative) by S&P Global / BBB- (stable) by Fitch*

Securities Offered:	5.050% Senior Notes due 2028 (the “2028 Notes”) 5.750% Senior Notes due 2032 (the “2032 Notes” and, together with the 2028 Notes, the “Notes”)

Principal Amount:	2028 Notes: $500,000,000 2032 Notes: $500,000,000

Maturity Date:	2028 Notes: March 30, 2028 2032 Notes: March 30, 2032

Interest Rate:	2028 Notes: 5.050% per year 2032 Notes: 5.750% per year

*

The securities ratings above are not a recommendation to buy, sell or hold the securities offered hereby and may be subject to revision or withdrawal at any time by Moody’s, S&P Global and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Benchmark Treasury:	2028 Notes: 3.875% due March 15, 2028 2032 Notes: 4.125% due February 29, 2032

Benchmark Treasury Price / Yield:	2028 Notes: 99-17 3/4 / 4.034% 2032 Notes: 99-15+ / 4.211%

Spread to Benchmark Treasury:	2028 Notes: T + 105 basis points 2032 Notes: T + 155 basis points

Reoffer Yield:	2028 Notes: 5.084% 2032 Notes: 5.761%

Interest Payment Dates:	2028 Notes: March 30 and September 30, commencing September 30, 2025 2032 Notes: March 30 and September 30, commencing September 30, 2025

Price to Public:	2028 Notes: 99.905% of the principal amount, plus accrued interest, if any 2032 Notes: 99.936% of the principal amount, plus accrued interest, if any

Underwriting Discounts and Commissions:	2028 Notes: 0.400% 2032 Notes: 0.625%

CUSIP/ISIN:	2028 Notes: 448579 AU6 / US448579AU63 2032 Notes: 448579 AV4 / US448579AV47

Optional Redemption:

2028 Notes: Prior to February 29, 2028 (the date that is 1 month prior to their maturity date) (the “2028 Notes Par Call Date”), we may redeem the 2028 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes matured on the 2028 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2028 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2028 Notes Par Call Date, we may redeem the 2028 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

2032 Notes: Prior to January 30, 2032 (the date that is 2 months prior to their maturity date) (the “2032 Notes Par Call Date”), we may redeem the 2032 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on the 2032 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2032 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2032 Notes Par Call Date, we may redeem the 2032 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Special Mandatory Redemption:	If (i) the consummation of the Playa Hotels Acquisition does not occur on or before the later of (x) October 9, 2025 or (y) such later date to which the Playa Purchase Agreement as in effect on the closing date of this offering may be extended in accordance with its terms (the “Special Mandatory Redemption End Date”), (ii) prior to the Special Mandatory Redemption End Date, the Purchase Agreement is terminated or (iii) the Issuer otherwise notifies the trustee for the notes that we will not pursue the consummation of the Playa Hotels Acquisition, the Issuer will be required to redeem the notes of each series then outstanding at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.

Change of Control Offer:	If a Change of Control Triggering Event occurs, as defined in the preliminary prospectus supplement, the Issuer will be required to offer to purchase the notes at a price equal to 101% of their principal amount, together with any accrued and unpaid interest to, but excluding, the date of purchase.

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Scotia Capital (USA) Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Truist Securities, Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. SMBC Nikko Securities America, Inc. Fifth Third Securities, Inc.

Co-Managers:	Comerica Securities, Inc. Siebert Williams Shank & Co., LLC Samuel A. Ramirez & Company, Inc.

* * *

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated March 17, 2025, that language or information is deemed modified accordingly as set forth above.

We expect that delivery of the Notes will be made to investors on or about the Settlement Date indicated above, which will be the seventh business day following the Trade Date indicated above (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the first business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

* * *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. at (800) 294-1322, J.P. Morgan Securities LLC at (212) 834-4533 or Wells Fargo Securities, LLC at (800) 645-3751.